UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

NovaCopper Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

66988K102
(CUSIP Number)

Andrew Philip Burgin, Director
Gold First Investments Limited
Unit 801-2, 8/F, Tung Hip Commercial Building
244-248 Des Voeux Road Central
Sheung Wan, Hong Kong
+852 2575 0700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.‘

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 66988K102

1,	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Gold First Investments Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	NUMBER OF	7.	SOLE VOTING POWER 13,920,000 (1)
SHARES
	BENEFICIALLY	8.	ED VOTING POWER 0
OWNED BY
	EACH	9.	SOLE DISPOSITIVE POWER 13,920,000(1)
REPORTING
	PERSON WITH	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,920,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (SEE INSTRUCTIONS)

13.4%(1)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1)	Based upon information furnished by the issuer that 103,757,512 common shares of the issuer were outstanding as at June 19, 2015.

SCHEDULE 13D
CUSIP No. 66988K102

1,	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Notela Resource Advisors Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Province of Alberta, Canada

	NUMBER OF	7.	SOLE VOTING POWER 13,920,000 (1)
SHARES
	BENEFICIALLY	8.	ED VOTING POWER 0
OWNED BY
	EACH	9.	SOLE DISPOSITIVE POWER 13,920,000(1)
REPORTING
	PERSON WITH	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,920,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (SEE INSTRUCTIONS)

13.4%(1)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1)	Based upon information furnished by the issuer that 103,757,512 common shares of the issuer were outstanding as at June 19, 2015.

SCHEDULE 13D
CUSIP No. 66988K102

Item 1.	Security and Issuer.

This Schedule 13D (this “Statement”) relates to the common shares (the “Common Shares”) of  NovaCopper Inc., a corporation existing under the laws of the Province of British Columbia (the “Issuer”). The address of the principal executive offices of the Issuer is Suite 1950, 777 Dunsmuir Street Vancouver, British Columbia V7Y 1K4, Canada.

Item 2.	Identity and Background.

(a)	Gold First Investments Limited (“Gold First”) and Notela Resource Advisors Ltd. (“Notela” and, together with Gold First, the “Reporting Persons”).

(b)
The business address of Gold First is Unit 801-2, 8/F, Tung Hip Commercial Building, 244-248 Des Voeux Road Central, Sheung Wan, Hong Kong and the business address of Notela is 819 22nd Avenue NW, Calgary, Alberta, T2M 1P3, Canada.

(c)
The principal business of each of the Reporting Persons is owning securities. The principal address of the directors and executive officers of Gold First and of Notela is set forth on Annex A, which is incorporated herein by reference.

(d)
During the last five years, neither the Reporting Persons or any person listed on Annex A, which is incorporated herein by reference, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, neither the Reporting Persons or any person listed on Annex A, which is incorporated herein by reference, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Gold First is a company limited by shares incorporated under the laws of the British Virgin Islands and Notela is a corporation existing under the laws of the Province of Alberta, Canada. The citizenship of the directors and executive officers of Gold First and of Notela is set forth on Annex A, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the Common Shares described in Item 5 upon completion of the arrangement between the Issuer and Sunward Resources Ltd. (the “Arrangement”) on June 19, 2015. The Arrangement was completed pursuant to the Arrangement Agreement, dated April 22, 2015 (the “Arrangement Agreement”) between the Issuer and Sunward Resources Ltd. In connection with the Arrangement, the Reporting Persons received 0.3 Common Shares in exchange for each common share of Sunward Resources Ltd. previously held.

This description of the Arrangement Agreement is qualified in its entirety by reference to the Arrangement Agreement, a copy of which is filed as Exhibit 2.1 to this Statement and is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their Common Shares for investment purposes.

 The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer. This evaluation may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate.

Each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional Common Shares, and dispose of all or a portion of the securities of the Issuer, including the Common Shares, that the Reporting Persons now own or may hereafter acquire. In addition, the Reporting Persons may engage in discussions with management, members of the board of directors of the Issuer, shareholders of the Issuer and other relevant parties concerning the operations, management, composition of the Issuer’s board of directors and management, ownership, capital structure, balance sheet management, strategy, and future plans of the Issuer, including the possibility of proposing one or more acquisitions, business combinations, mergers, asset sales, asset purchases, or other similar transactions involving the Issuer and other third parties. As a result, the Reporting Persons may take positions with respect to and seek to influence the decision of the board of directors of the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. Such actions may involve one or more of the events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The information set forth under Item 6 is incorporated herein by reference.

As of the date of this Statement, except as disclosed above, none of the Reporting Persons has any present plan or intention that would result in or relate to any of the events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)
As at June 19, 2015, Gold First held 13,920,000 Common Shares, or 13.4% of the outstanding Common Shares of the Issuer, based upon information furnished by the Issuer that 103,757,512 common shares of the issuer were outstanding as such date. Notela may be deemed to beneficially own the Common Shares held directly by Gold First owing to Notela’s 60% interest in Gold First.

(b)
The board of directors of Gold First has sole voting and dispositive power over the Common Shares described in Item 5(a) above.  The directors of Gold First are listed in Annex A, which is incorporated herein by reference. Notela may be deemed to have voting and dispositive power over the Common Shares held directly by Gold First owing to Notela’s 60% interest in Gold First.

(c)	The information set forth in Item 3 is incorporated herein by reference.

(d)	None

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under the terms of the Arrangement Agreement, Gold First was entitled to nominate two persons to the board of directors of the Issuer as of the effective time of the Arrangement.

On June 19, 2015, the board of directors of the Issuer appointed GoldFirst’s nominees, Philip O’Neill and William B. Hayden, to the board, each to hold office until the next general meeting of shareholders of the Issuer at which directors are elected or until his successor is appointed. Mr. O’Neill was also appointed to the Corporate Governance and Nominating Committee and the Corporate Communications Committee. Mr. Hayden was appointed to the Compensation Committee and the Environment, Health, Safety and Technical Committee.

The foregoing description of the Arrangement Agreement is qualified in its entirety by reference to the Arrangement Agreement, a copy of which is filed as Exhibit 2.1 to this Statement and is incorporated herein by reference

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

2.1
Arrangement Agreement, dated April 22, 2015, between the Issuer and Sunward Resources Ltd. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 27, 2015)

99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 29, 2015

GOLD FIRST INVESTMENTS LIMITED

By: /s/ Andrew P. Burgin
Name: Andrew P. Burgin
Title: Director

NOTELA RESOURCE ADVISORS LTD.

By: /s/ Philip O’Neill
Name: Philip O’Neill
Title: Director

ANNEX A

Gold First Investments Limited

The name, title, present principal occupation or employment and citizenship of the directors and executive officers of Gold First Investments Limited  are set forth below. Except for Mr. O’Neill, the business address of each person is Unit 801-2, 8/F, Tung Hip Commercial Building, 244-248 Des Voeux Road Central, Sheung Wan, Hong Kong.

Name (Title at Gold First Investments Limited)	Present Principal Occupation (Business Address of Other Employer)	Citizenship	Common Shares

Philip O’Neill (Director)	Director, NovaCopper Inc.; Director, Notela Resource Advisors Ltd.; President, MP1 Capital Ltd. (819 22nd Avenue NW, Calgary, Alberta T2M 1P3, Canada)	Canada	240,000(1)

Andrew Philip Burgin (Director)	Accountant at Asia-Pacific Accounting & Secretarial Services Limited (Unit 801-2, 8/F, Tung Hip Commercial Building, 244-248 Des Voeux Road Central, Sheung Wan, Hong Kong)	United Kingdom

Kevin John O’Shaughnessy (Director)	Accountant at Bromarv Limited (Suite 2211, Tower 2, Times Square, 1 Matheson Street, Causway Bay, Hong Kong)	United Kingdom	6,000(2)

Notela Resource Advisors Ltd.

The name, title, present principal occupation or employment and citizenship of the directors and officers of Notela Resource Advisors Ltd. are set forth below. The business address of each person is 819 22nd Avenue NW, Calgary, AB, T2M 1P3, Canada.

Name (Title at Notela Resource Advisors Ltd.)	Present Principal Occupation (Business Address of Other Employer)	Citizenship	Common Shares

Philip O’Neill (Director)	Director, NovaCopper Inc.; Director, Gold First Investments Limited; President, MP1 Capital Ltd. (819 22nd Avenue NW, Calgary, Alberta T2M 1P3, Canada)	Canada	240,000(1)

David Forest (Director)	Geologist	Canada

Mr. O’Neill, Mr. Forest and The Carl And Eunice Marosits 2012 Joint Spousal Trust each hold 33% of Notela Resource Advisors Ltd. Each of the foregoing disclaim beneficial ownership over the common shares of NovaCopper Inc. held by Gold First Investments Limited except to the extent of their respective pecuniary interest therin.

1 Represents common shares of NovaCopper Inc. (the “Issuer”) issuable upon exercise of options held by Mr. O’Neill. In connection with the arrangement agreement between the Issuer and Sunward Resources Ltd. (“Sunward”), pursuant to which the Issuer acquired Sunward (the “Arrangement”) on June 19, 2015, Mr. O’Neill received options of the Issuer in exchange for outstanding options of Sunward held by Mr. O’Neill entitling Mr. O’Neill to 0.3 shares of the Issuer for each option of Sunward held immediately prior to the effective time of the Arrangement.

2 In connection with the Arrangement, Mr. O’Shaughnessy received 0.3 shares of the Issuer for each share of Sunward held immediately prior to the effective time of the Arrangement.

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees (i) to the joint filing, on behalf of each of them, of a statement on Schedule 13D (including amendments thereto) with respect to the common shares of NovaCopper Inc., a corporation existing under the laws of the Province of British Columbia, Canada, beneficially owned by the undersigned; and (ii) that this agreement be included as Exhibit 99.1 to such joint filing. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the other.

IN WITNESS WHEREOF, the undersigned have executed this agreement.

Dated:  June 29, 2015

GOLD FIRST INVESTMENTS LIMITED

By: /s/ Andrew P. Burgin
Name: Andrew P. Burgin
Title: Director

NOTELA RESOURCE ADVISORS LTD.

By: /s/ Philip O’Neill
Name: Philip O’Neill
Title: Director